SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For January 26, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1)	The Press Release issued on January 26, 2009.

PRESS RELEASE	Amsterdam, 26 January 2009
Michel Tilmant to step down as CEO of ING Group;
Jan Hommen to be appointed as new CEO
ING announced today that in light of the extraordinary developments over the past few months and given his personal condition, Michel Tilmant will step down from the Executive Board as of today. Michel Tilmant will be an advisor to the company until his retirement from ING on 1 August 2009.
The Supervisory Board has decided to appoint Jan Hommen, currently Chairman of the Supervisory Board of ING Group, as CEO of ING Group, subject to his appointment as member of the Executive Board by the annual General Meeting of Shareholders (GMS). This meeting is scheduled for 27 April 2009. Until the GMS Jan Hommen will be closely involved in the day-to-day operations of ING and work alongside the Executive Board in anticipation of his official appointment as CEO.
Jan Hommen was appointed to the Supervisory Board of ING Group per 1 June 2005. He is a very experienced international business leader. Until 1 May 2005 he was Vice-Chairman and CFO of the Board of Management of Royal Philips Electronics. From 1975 to 1997 he worked for the Aluminium Company of America (Alcoa), from 1978 at Alcoa’s head office in the United States, becoming CFO in 1991. Jan Hommen became Chairman of the Supervisory Board of ING Group in January 2008.
As of today, Eric Boyer, member of the Executive Board since 2004, will be acting-CEO until Jan Hommen can formally take over after the GMS.
Jan Hommen said: “Michel has been a member of the Executive Board of ING Group for many years and a formidable CEO since 2004. Under his leadership ING has made major steps in its development as a successful player in the financial services industry. Michel has built a very good team around him and continuity of management is therefore secured. I am confident that we will continue to steer ING successfully through today’s very challenging environment.”
The Supervisory Board has decided to appoint Peter Elverding as successor of Jan Hommen as Chairman of the Supervisory Board effective after the GMS in April 2009. In light of this appointment, the Dutch state will nominate an other member for the Supervisory Board.
Press enquiries
Peter Jong
ING Group
+31 20 541 5457
Peter.Jong@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: January 26, 2009